UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2017

Commission File Number: 001-35644

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Bellatrix Exploration Ltd.

(Translation of registrant's name into English)

1920, 800 5th Avenue SW

Calgary, Alberta  T2P 3T6

Canada

 (Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐                                           Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto. Exhibits 99.1 and 99.2 to this report, furnished on Form 6-K, are furnished, not filed, and will not be incorporated by reference into any registration statement filed by the Company under the Securities Act of 1933, as amended.

The following Exhibits, previously furnished on Form 6-K, shall be incorporated by reference into the Company’s Registration Statement on Form F-10 (File No: 333-195668):

·	Exhibits 99.1 and 99.2 to Form 6-K furnished on August 10, 2016
·	Exhibits 99.1 and 99.2 to Form 6-K furnished on November 9, 2016
·	Exhibits 99.1 and 99.2 to Form 6-K furnished on May 10, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bellatrix Exploration Ltd.

Date: May 17, 2017	By:	/s/ Charles R. Kraus
	Name:	Charles R. Kraus
	Title:	Executive Vice President, General Counsel & Corporate Secretary

EXHIBIT INDEX

Exhibit	Description
99.1	News Release dated May 17, 2017 - BELLATRIX REPORTS VOTING RESULTS FROM 2017 ANNUAL AND SPECIAL MEETING AND DETAILS OF COMMON SHARE CONSOLIDATION
99.2	Report of Voting Results